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                              March 19, 2021

       J. Carney Hawks
       Chief Executive Officer
       Hawks Acquisition Corp
       600 Lexington Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Hawks Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
24, 2021
                                                            CIK No. 0001841144

       Dear Mr. Hawks:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 24, 2021

       Description of Securities
       Warrants
       Public Stockholders' Warrants, page 127

   1. Please revise here and in the last risk factor on page 54 to disclose whether the exclusive forum provision in your
warrant agreement applies to Securities Act claims and, if so, how such claims will be
treated under the provision.
 J. Carney Hawks
FirstName  LastNameJ.
Hawks Acquisition  CorpCarney Hawks
Comapany
March      NameHawks Acquisition Corp
       19, 2021
March2 19, 2021 Page 2
Page
FirstName LastName
        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Brian M. Janson